UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

nFinanSe INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

61689A107

(CUSIP Number)

NOVEMBER 15, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61689A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northwood Capital Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 276,105*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 276,105*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,105*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.78%*

12.	Type of Reporting Person (See Instructions) PN

* Percentage is based on 77,605,528 shares of common stock of nFinanSe Inc. outstanding as of September 29, 2006, as adjusted to reflect a 1-20 reverse split effective on December 26, 2006. Share amounts give effect to such reverse split.

CUSIP No. 61689A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cabernet Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 39,375*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 39,375*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,375*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.02%*

12.	Type of Reporting Person (See Instructions) PN

* Percentage is based on 77,605,528 shares of common stock of nFinanSe Inc. outstanding as of September 29, 2006, as adjusted to reflect a 1-20 reverse split effective on December 26, 2006. Share amounts give effect to such reverse split.

CUSIP No. 61689A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chardonnay Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 18,375*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 18,375*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,375*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.48%*

12.	Type of Reporting Person (See Instructions) PN

* Percentage is based on 77,605,528 shares of common stock of nFinanSe Inc. outstanding as of September 29, 2006, as adjusted to reflect a 1-20 reverse split effective on December 26, 2006. Share amounts give effect to such reverse split.

CUSIP No. 61689A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Berlacher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,875*

	6.	Shared Voting Power 399,480*

	7.	Sole Dispositive Power 7,875*

	8.	Shared Dispositive Power 399,480*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 407,355*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%*

12.	Type of Reporting Person (See Instructions) IN

* Percentage is based on 77,605,528 shares of common stock of nFinanSe Inc. outstanding as of September 29, 2006, as adjusted to reflect a 1-20 reverse split effective on December 26, 2006. Share amounts give effect to such reverse split.

Item 1.
	(a)	Name of Issuer nFinanSe Inc.
	(b)	Address of Issuer’s Principal Executive Offices 6015 31st Street East, Bradenton, Florida 34203

Item 2.
	(a)	Name of Person Filing Northwood Capital Partners, LP (“Northwood”), Cabernet Partners, LP (“Cabernet”), Chardonnay Partners, LP (“Chardonnay”) and Robert Berlacher (“Berlacher”).
	(b)	Address of Principal Business Office or, if none, Residence Each Reporting Person: 676 Church Road, Villanova, Pennsylvania 19085
	(c)	Citizenship Northwood: Delaware Cabernet: Pennsylvania Chardonnay: Pennsylvania Berlacher: U.S.A.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 61689A107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 407,355
(b) Percent of class: 9.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 7,875
(ii) Shared power to vote or to direct the vote 399,480
(iii) Sole power to dispose or to direct the disposition of 7,875
(iv) Shared power to dispose or to direct the disposition of 399,480

This Schedule 13G filing relates to 407,355 shares, which are owned as follows: (i) 7,875 shares are held by Robert Berlacher, 39,375 shares are held by Cabernet, 18,375 shares are held by Chardonnay and 78,750 shares are held by Northwood; (ii) 197,355 shares are underlying a Senior Secured Convertible Promissory Note nFinanSe Inc. issued to Northwood, convertible into 500,000 shares at $1.00 a share, subject to certain restrictive provisions, at any time on or after November 15, 2006; and (iii) 65,625 shares are held by Insignia Partners, LP. Robert Berlacher has voting and dispositive power over the securities held by Cabernet, Chardonnay, Northwood and Insignia. Mr. Berlacher disclaims beneficial ownership of the securities held by these entities except for his pecuniary interest therein. All amounts and percentages in this Item 4 give effect to nFinanSe Inc.’s 1-20 reverse split effective on December 26, 2006.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below the undersigned certify that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHWOOD CAPITAL PARTNERS, LP
/s/ Robert Berlacher
Signature
Robert Berlacher, as authorized agent for NwCapital Management LLC, the general partner of NwCapital Management L.P., the general partner of Northwood Capital Partners, LP
Name/Title

December 27, 2006
Date

CABERNET PARTNERS, LP
/s/ Robert Berlacher
Signature
Robert Berlacher, as authorized agent for RAB Investment Company, LLC, the general partner of Cabernet Partners, LP
Name/Title

December 27, 2006
Date

CHARDONNAY PARTNERS, LP
/s/ Robert Berlacher
Signature
Robert Berlacher, as authorized agent for RAB Investment Company, LLC, the general partner of Chardonnay Partners, LP
Name/Title

December 27, 2006
Date

ROBERT BERLACHER
/s/ Robert Berlacher
Signature
Robert Berlacher
Name/Title

December 27, 2006
Date

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

                The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Robert Berlacher as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

NORTHWOOD CAPITAL PARTNERS, LP
/s/ Robert Berlacher
Signature
Robert Berlacher, as authorized agent for NwCapital Management LLC, the general partner of NwCapital Management L.P., the general partner of Northwood Capital Partners, LP
Name/Title

December 27, 2006
Date

CABERNET PARTNERS, LP
/s/ Robert Berlacher
Signature
Robert Berlacher, as authorized agent for RAB Investment Company, LLC, the general partner of Cabernet Partners, LP
Name/Title

December 27, 2006
Date

CHARDONNAY PARTNERS, LP
/s/ Robert Berlacher
Signature
Robert Berlacher, as authorized agent for RAB Investment Company, LLC, the general partner of Chardonnay Partners, LP
Name/Title

December 27, 2006
Date

ROBERT BERLACHER
/s/ Robert Berlacher
Signature
Robert Berlacher
Name/Title

December 27, 2006
Date